

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Nadim Yared
President and Chief Executive Officer
CVRx, Inc.
9201 West Broadway Avenue, Suite 650
Minneapolis, MN 55445

> **Re: CVRx, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2022**
> **File No. 333-268183**

Dear Nadim Yared:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Amy C. Seidel, Esq.